Simpson Thacher & Bartlett llp

900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5806 facsimile: +1-202-636-5502
Direct Dial Number +1-202-636-5806	E-mail Address Ryan.Brizek@stblaw.com

November 10, 2022

Re:	PGIM Private Credit Fund
Securities Act File No. 333-268093
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

On behalf of PGIM Private Credit Fund (the “Fund”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”) Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”). The Registration Statement is being filed to include the fee table and expense examples, the audited seed financial statements and to make other updates, including to address comments received from the states.

Should members of the staff have any questions or comments concerning the Registration Statement, they should call the undersigned at (202) 636-5806.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

CC:	Claudia DiGiacomo, Esq., PGIM Investments LLC
Debra Rubano, Esq., PGIM Investments LLC
Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.

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